Oncolytics Biotech® Receives Regulatory Clearance to Evaluate Pelareorep in Combination with Modified FOLFIRINOX +/- an anti-PD-L1 Inhibitor in Pancreatic Cancer

US$5 million PanCAN grant provides important support for the fifth cohort of the GOBLET study

Study of modified FOLFIRINOX/pelareorep/atezolizumab (Tecentriq®) combination expands existing pancreatic cancer program

First patient expected to be enrolled in Q2 2024

SAN DIEGO, CA, and CALGARY, AB, May 9, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, will commence enrollment into a new GOBLET study pancreatic cancer cohort following both German regulatory and ethics approvals. This cohort will evaluate pelareorep in combination with modified FOLFIRINOX (mFOLFIRINOX) with or without the PD-L1 immune checkpoint inhibitor atezolizumab (Tecentriq®) in newly diagnosed patients with pancreatic ductal adenocarcinoma (PDAC). It is supported by a US$5M Therapeutic Accelerator Award from the Pancreatic Cancer Action Network (PanCAN), an innovative program established to accelerate the development of new treatments for pancreatic cancer. The chemotherapy regimens of mFOLFIRINOX or gemcitabine + nab-paclitaxel are the two most common standards of care for pancreatic cancer.1 Oncolytics has already reported data with the combination of gemcitabine and nab-paclitaxel (link to the PR, link to the poster) that surpassed historical outcomes.2-5 Positive results from a combination with mFOLFIRINOX could greatly enhance pelareorep’s potential in addressing pancreatic cancer.

“Oncolytics is pleased to announce receipt of regulatory clearance to initiate the mFOLFIRINOX cohort in patients with newly diagnosed metastatic PDAC. We appreciate the opportunity to collaborate with PanCAN, Roche, and AIO on this cohort, which is expected to initiate enrollment in the second quarter,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “We believe that working with PanCAN will help to further enrich Oncolytics’ clinical relationships with the pancreatic cancer community. We are also grateful for PanCAN’s Therapeutic Accelerator Award, which is enabling the evaluation of this combination therapy.”

“The Therapeutic Accelerator Award program has been an important part of PanCAN’s approach to advancing innovative treatments for pancreatic cancer. We incorporated input from leading scientists and clinicians in the field of pancreatic cancer to select Oncolytics as a recipient of this award,” said Anna Berkenblit, MD, MMSc, Chief Scientific and Medical Officer at PanCAN. “Increasing patient access to clinical trials is vital to developing improved treatment options, so we are pleased that Oncolytics has received regulatory clearance for the pelareorep/mFOLFIRINOX combination and is poised to enroll the first patient in this cohort. We hope that the results from this study lead to improved outcomes for patients with pancreatic cancer.”

Dirk Arnold, M.D., Ph.D., Director of Asklepios Tumorzentrum Hamburg and primary investigator of the GOBLET trial, commented, “Oncolytics has taken a very strategic approach to the development of pelareorep in pancreatic cancer by focusing its clinical studies on combinations with the most widely used treatment regimens. My experience to date with the GOBLET study, including the positive metastatic PDAC and encouraging anal cancer data reported last year, makes me enthusiastic to initiate enrollment in the mFOLFIRINOX cohort.”

“We previously reported very encouraging results in pancreatic cancer patients for the combination of pelareorep, gemcitabine/nab-paclitaxel, and atezolizumab, and we plan to begin a registration-enabling study of this regimen later this year. The new pelareorep/mFOLFIRINOX cohort offers the opportunity to expand pelareorep’s role in pancreatic cancer. If the mFOLFIRINOX combination shows a compelling efficacy signal, this therapeutic approach could also be advanced to a registration-enabling study, providing two opportunities for pelareorep-based treatment to benefit pancreatic cancer patients,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “In addition, translational research studies planned for this cohort will help to further elucidate pelareorep’s mechanism of action, including its ability to shape the tumor microenvironment (TME). Notably, we will evaluate the correlation between tumor responses and the expansion of tumor-infiltrating lymphocytes (TILs) in the blood, an effect that was observed in earlier pancreatic cancer studies. We look forward to initiating enrollment into the mFOLFIRINOX/pelareorep study cohort in the second quarter of this year.”

References
1.Botta G, et al. SWI/SNF complex alterations as a biomarker of immunotherapy efficacy in pancreatic cancer. JCI Insight. 2021;6(18):e150453. https://doi.org/10.1172/jci.insight.150453
2.Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
3.O'Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
4.Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
5.Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070

About GOBLET Cohort 5
The mFOLFIRINOX cohort of the Phase 1/2 GOBLET study is designed to evaluate newly diagnosed PDAC patients treated with pelareorep + mFOLFIRINOX with or without atezolizumab. There will be a three-patient safety run-in to evaluate the tolerability of each treatment arm: pelareorep + mFOLFIRINOX + atezolizumab and pelareorep + mFOLFIRINOX. A total of fifteen evaluable patients will be randomized to each arm in Stage 1 of this Simon-two stage study. The co-primary endpoints are objective response rate and safety. If Stage 1 success criteria are met, one or both treatment arms may be expanded to Stage 2 in which 17 additional evaluable patients per arm will be enrolled. Blood and tumor samples will also be collected for translational evaluations.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) and/or disease control rate assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising five treatment groups:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients;

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients;

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients;

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients; and

5.Pelareorep in combination with mFOLFIRINOX with and without atezolizumab in newly diagnosed metastatic PDAC patients.

Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the medical oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our stated goals, objectives and mission; the commencement of enrollment into our new GOBLET study pancreatic cancer cohort and the timing thereof; our belief that positive results from a combination of pelareorep and mFOLFIRINOX could greatly enhance pelareorep’s potential in addressing pancreatic cancer, including potentially advancing the approach to a registration-enabling study; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com